Exhibit 99.1

Draganfly Selected to Develop Tactical Multi-Drop Payload System by MMS Products

Tampa, FL., January 30, 2024 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that it has been selected by MMS Products, Inc. to develop a drone-based tactical multi-drop payload system.

MMS Products equips military personnel with the best tools and solutions to enhance safety, effectiveness, and overall mission success.

This drone payload system is designed explicitly for tactical multi-drop and ISR operations. The highlight of this development is the integration with MMS Products’ Mjolnir, a highly configurable delivery device renowned for its versatility and effectiveness in various operational scenarios. The tactical multi-drop system boasts universal mount capabilities that can be easily adapted or attached to a wide range of drone models, and will be optimized for use with the Draganfly Commander 3XL.

This optimization with the Commander 3XL drone will enhance the performance and efficiency of both technologies, resulting in a robust turnkey tactical solution.

“This development marks a significant step in professional and scalable small drone tactical capability, merging the expertise of MMS Products with Draganfly’s expertise in drone development,” said Cameron Chell, President and CEO of Draganfly. “We are thrilled to develop this system for MMS and be their system provider of choice going forward in their rapidly expanding market. The tactical multi-drop system is expected to bring new levels of efficiency, safety, and effectiveness to operations that require such technology, including military, demining, and specialized industrial applications.”

“We selected Draganfly because they possess the thought leadership, technical expertise, and global experience pivotal to the evolution of tactical drone technology,” stated Tim Dunnigan, President and CEO of MMS Products, Inc. “Our working partnership with Draganfly has culminated in a state-of-the-art payload system uniquely tailored for tactical multi-drop and targeting tasks that can operate safely at scale at the time of need. This combination is crucial to the new realities of the tactical operating environment. The cornerstone of this development is integrating our Mjolnir payload, a drone-based delivery system that has already established a reputation for unparalleled versatility and effectiveness in diverse operational contexts. This initiative is not just about advancing technology; it’s about redefining the possibilities of drone capabilities in critical missions.”

The project reflects an evolving landscape in drone technology, where integrating various systems and payloads expands the capabilities and applications of UAVs. This development highlights a trend towards more modular and adaptable systems in drone technology, allowing for a broader range of applications and quicker adaptation to different operational needs.

Draganfly recently showcased the Commander 3 XL during Modern Warfare Week. Modern Warfare Week served as a premier gathering for the Special Operations Forces (SOF) community, providing a platform for education and collaboration on the evolving warfare landscape, with an attendance of 800 select military and government representatives. The Global Special Operations Foundation (GSOF) and the United States Army Special Operations Command (USASOC) jointly sponsored the event.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.
For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins
Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the optimization of the tactical multi-drop system with the Commander 3XL drone enhancing the performance and efficiency of both technologies, resulting in a robust turnkey tactical solution. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.